QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2016, 2015, AND 2014

(Expressed in Canadian Dollars, unless otherwise stated)

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Quartz Mountain Resources Ltd.

We have audited the accompanying consolidated financial statements of Quartz Mountain Resources Ltd., which comprise the consolidated statements of financial position as at July 31, 2016 and 2015 and the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ deficiency and cash flows for the years ended July 31, 2016, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Quartz Mountain Resources Ltd. as at July 31, 2016 and 2015 and its financial performance and its cash flows for the years ended July 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of material uncertainties that raise substantial doubt about Quartz Mountain Resources Ltd.’s ability to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada

Chartered Professional Accountants

October 3, 2016

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	July 31	July 31
	2016	2015

ASSETS

Current assets
Cash and cash equivalents	$306,398	$461,986
Amounts receivable and other assets (note 3)	6,769	16,419
	313,167	478,405

Mineral property interests (note 4)	1	2

Total assets	$313,168	$478,407

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Amounts payable and other liabilities (note 6)	$1,107	$4,062
Convertible debenture – current portion (note 7)	–	50,000
Due to a related party (note 9)	3,178,443	2,973,276
	3,179,550	3,027,338

Convertible debenture (note 7)	–	450,000

Total liabilities	3,179,550	3,477,338

Shareholders' deficiency
Share capital (note 5(a))	26,090,118	26,050,118
Reserves	592,011	592,011
Accumulated deficit	(29,548,511)	(29,641,060)
Total shareholders' deficiency	(2,866,382)	(2,998,931)

Total liabilities and shareholders' deficiency	$313,168	$478,407

Nature and continuance of operations (note 1)
Events after the reporting period (note 4(a) and 4(b))

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Gordon Fretwell	/s/ Ronald W. Thiessen

Gordon Fretwell	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in Canadian Dollars)

	For the year ended July 31
	2016	2015	2014
Expenses
Exploration and evaluation	$470	$14,067	$261,971
Assays and analysis	170	5,147	20,921
Drilling	–	–	90,773
Geological	–	8,175	67,687
Graphics	–	145	3,417
Property payments	–	–	1,409
Site activities	–	–	37,549
Sustainability	300	600	17,257
Transportation	–	–	4,770
Travel and accommodation	–	–	18,188

General and administration	322,135	472,773	603,998
Conferences and travel	–	–	8,147
Insurance	44,075	38,170	37,690
IT Services	22,000	47,500	47,384
Legal, accounting and audit	28,421	34,775	50,321
Office and miscellaneous	619	3,678	15,728
Regulatory, trust and filing	34,038	20,209	21,904
Salaries and benefits	189,021	317,319	404,259
Shareholder communications	3,961	11,122	18,565

Operating expenses	(322,605)	(486,840)	(865,969)

Flow-through share premium (note 8)	–	–	35,639
Impairment of mineral property interest (note 4(a))	(1)	(891,626)	–
Interest income	2,971	10,750	9,225
Interest expense	(17,385)	(42,606)	(44,087)
Foreign exchange loss	(2,076)	–	–
Tax related to flow-through financing	–	–	(235)
Gain on settlement of debenture (note 7)	431,645	–	–
Income (loss) and comprehensive income (loss) for the year	$92,549	$(1,410,322)	$(865,427)

Basic and diluted income (loss) per common share	$–	$(0.05)	$(0.03)

Weighted average number of common shares outstanding (basic and dilutive)	29,299,513	27,299,513	27,299,513

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in Canadian Dollars)

	Share Capital		Reserves
			Equity-settled		Total
	Number of		share-based	Accumulated	shareholders'
	shares	Amount	payments	deficit	deficiency

Balance at August 1, 2013	27,299,513	$26,050,118	$592,011	$(27,365,311)	$(723,182)
Loss for the year	–	–	–	(865,427)	(865,427)
Balance at July 31, 2014	27,299,513	$26,050,118	$592,011	$(28,230,738)	$(1,588,609)

Balance at August 1, 2014	27,299,513	$26,050,118	$592,011	$(28,230,738)	$(1,588,609)
Loss for the year	–	–	–	(1,410,322)	(1,410,322)
Balance at July 31, 2015	27,299,513	$26,050,118	$592,011	$(29,641,060)	$(2,998,931)

Balance at August 1, 2015	27,299,513	$26,050,118	$592,011	$(29,641,060)	$(2,998,931)
Income for the year	–	–	–	92,549	92,549
Common shares issued for debenture settlement	2,000,000	40,000	–	–	40,000
Balance at July 31, 2016	29,299,513	$26,090,118	$592,011	$(29,548,511)	$(2,866,382)

The accompanyin g notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended July 31
	2016	2015	2014
Cash flows from operating activities:
Income (loss) for the year	$92,549	$(1,410,322)	$(865,427)
Adjusted for:
Flow-through share premium	–	–	(35,639)
Impairment of mineral property interest	1	891,626	–
Interest income	(2,971)	(10,750)	(9,225)
Interest expense	17,385	42,606	44,087
Gain on settlement of debenture (note 7)	(431,645)	–	–
Changes in non-cash working capital items:
Amounts receivable and other assets - current	9,650	(4,915)	131,990
Amounts receivable and other assets - non-current	–	8,295	191,705
Amounts payable and other liabilities	2	(871)	(122,334)
Due to a related party	205,167	16,201	491,076
Restricted cash	–	38,563	119,824
Net cash used in operating activities	(109,862)	(429,567)	(53,943)

Cash flows from investing activities:
Disposition of mineral property interest	–	–	402,636
Interest received	2,971	10,750	9,225
Net cash provided by investing activities	2,971	10,750	411,861

Cash flows from financing activities:
Principal payment on convertible debenture (note 7)	(28,355)	(100,000)	–
Interest paid on convertible debenture (note 7)	(20,342)	(44,517)	(38,991)
Net cash used in financing activities	(48,697)	(144,517)	(38,991)

Increase (decrease) in cash and cash equivalents	(155,588)	(563,334)	318,927
Cash and cash equivalents, beginning of year	461,986	1,025,320	706,393
Cash and cash equivalents, end of year	$306,398	$461,986	$1,025,320

Supplemental cash flow information:
Components of cash and cash equivalents
Business and savings accounts	$306,398	$461,986	$523,507
Cash held in guaranteed investment certificates	–	–	501,813
	$306,398	$461,986	$1,025,320

Non cash investing and financing activities:
Settlement of debenture paid through issuance of shares (note 7)	$40,000	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements (the "Financial Statements") of the Company as at and for the year ended July 31, 2016 include Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at July 31, 2016, the Company had cash and cash equivalents of $306,398, a working capital deficit, and negative net assets. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, the ability to obtain the necessary permits to mine, the future profitable production of any mine, and the proceeds from the disposition of any mineral property interests. General market conditions for junior exploration companies have resulted in depressed equity prices.

These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

During the current year, the Company settled a debenture payable to a third party (note 7). Substantially all of the Company’s liabilities at July 31, 2016 were payable to Hunter Dickinson Services Inc. ("HDSI"), a related party with whom the Company has reached a debt settlement agreement (note 9(b)).

Additional debt or equity financing will be required to fund acquisition, exploration and development of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee (“IFRIC”) effective for the Company's fiscal year ended July 31, 2016.

Issuance of these Financial Statements was authorized by the Company’s Board of Directors on September 29, 2016.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that management believes are reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

Specific areas where significant estimates or judgements exist are:

Sources of estimation uncertainty:

•	Estimated carrying amounts of assets and liabilities; and

•

Provisions for income taxes are an estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period. However, it is possible that at some future date a change in tax liabilities or taxes recoverable could result from audits by taxation authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Critical accounting judgments:

•	Assessment of the Company's ability to continue as a going concern;

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated upon consolidation.

At July 31, 2016 and July 31, 2015 the Company held an ownership interest in the following subsidiary:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
Wavecrest Resources Inc.	Delaware	100%	Holding company

(e)	Foreign currency

The functional and presentation currency of the Company and its subsidiary, as at July 31, 2016, is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the period end date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the period.

(f)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition and, where allowed and appropriate, re-evaluates such classification at each financial year end. The Company does not have any derivative financial instruments.

Non-derivative financial assets:

The Company classifies its non-derivative financial assets into the following categories:

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Loans and receivables comprise amounts receivable and cash and cash equivalents, described as follows:

Cash and cash equivalents

Cash and cash equivalents in the statements of financial position consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase or redeemable fixed-term deposits which are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company for its programs.

Non-derivative financial liabilities:

The Company's non-derivative financial liabilities comprise financial liabilities measured at amortized cost. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities measured at amortized cost comprise amounts payable and other liabilities, balances due to a related party and a convertible debenture.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

(g)	Exploration and evaluation expenditures

Exploration and evaluation expenditures are expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Exploration and evaluation expenditures are expensed as incurred, except for initial expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition.

Exploration and evaluation expenditures include the cash consideration and the estimated fair market value of common shares on the date of issue or as otherwise provided under the relevant agreements.

Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Administrative expenditures related to exploration activities are expensed in the period incurred.

Mineral property interests

Expenditures incurred by the Company in connection with a mineral property after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable are capitalized. Such amounts are then amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when impairment has been determined to have occurred.

Mineral property interests, if any, are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mineral property and development assets within property, plant and equipment.

Recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation, or alternatively, a sale of the respective areas of interest.

(h)	Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the greater of (i) fair value less costs to sell, and (ii) value in use. Fair value is estimated as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current assessments of the Company's cost of capital and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(i)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

Flow-through shares

Canadian tax legislation permits mining entities to issue flow–through shares to investors. Flow- through shares are securities issued to investors whereby the deductions for tax purposes related to eligible Canadian exploration expenses ("CEE"), as defined in the Income Tax Act (Canada), may be claimed by investors instead of the entity, pursuant to a defined renunciation process.

Renunciation may occur:

•	prospectively (namely, the flow-through shares are issued, renunciation occurs and CEE are incurred subsequently); or

•	retrospectively (namely, the flow-through shares are issued, CEE are then incurred, and renunciation occurs subsequently).

Flow-through shares are recorded in share capital at the fair value of common shares on the date of issuance. When flow-through shares are issued, the difference between the fair value of non-flow-through common shares and the amount the investors pay for flow-through shares is recorded as a deferred liability called "flow-through share premium". This deferred liability is credited to profit or loss when the eligible expenses are incurred and renounced to investors.

Upon eligible expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability, if any, for the amount of tax reduction renounced to shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

(j)	Loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. For the years presented, there was no impact on loss per share from the potentially dilutive securities.

(k)	Share-based payments

Share-based payments to employees and others providing similar services are measured at the fair value of the instruments at the grant date. The fair value determined at the grant date is charged to operations over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. The Company revises the estimate on each reporting date and the effect of the change is recognized in profit or loss.

Share-based payment transactions with other parties are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(l)	Rehabilitation provision

An obligation to incur rehabilitation and site restoration costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged against earnings over the life of the operation.

The Company has no material rehabilitation and site restoration costs, as the disturbance to date has been minimal.

(m)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in shareholders’ deficiency, in which case it is recognized in shareholders’ deficiency.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

•	goodwill not deductible for tax purposes;

•	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

•	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(n)	Government assistance

When the Company is entitled to receive mineral exploration tax credits and other government grants, these amounts are recognized as a cost recovery within exploration and evaluation expenditures when there is reasonable assurance of their recovery.

(o)	Compound financial instruments

Compound financial instruments issued by the Company comprise a convertible debenture that can be converted into a fixed number of the Company's common shares at the option of the holder.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component, if any, is recognized initially as the difference between the estimated fair value of the compound financial instrument as a whole and the estimated fair value of the liability component. Directly attributable transaction costs, if material, are allocated to the liability and equity components in proportion to their initial carrying amounts.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

(p)	Joint venture activities and joint controlled operations

Joint control is defined as the contractually agreed sharing of control over an economic activity, and exists only when the strategic, financial and operating decisions essential to the relevant activities require the unanimous consent of the parties sharing control. When the Company enters into agreements that provide for specific percentage interests in exploration properties, a portion of the Company's exploration activities is conducted jointly with others, without establishment of a corporation, partnership or other entity.

Under IFRS 11 "Joint Arrangements", this type of joint control of mineral assets and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

In its financial statements, the Company recognizes the following in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output of the joint operation; and

•	its expenses, including its share of any expenses incurred jointly.

(q)	Changes in accounting policies and new accounting pronouncements

Amendments, Interpretations, Revised and New Standards Adopted by the Company

New and amended accounting standards that became effective for the Company’s current fiscal year did not have a material impact on these Financial Statements.

New standards, amendments and interpretations to existing standards not yet effective

Effective for annual periods beginning on or after January 1, 2016

•	IAS 1 – Presentation of Financial Statements

Effective for annual periods beginning on or after January 1, 2018

•	IFRS 15, Revenue from Contracts with Customers
•	IFRS 9, Financial Instruments – Classification and Measurement

Effective for annual periods beginning on or after January 1, 2019

•	IFRS 16, Leases ("IFRS 16") and revised IAS 17 – Leases ("IAS 17").

The Company has not early adopted these new standards, interpretations, or amendments to existing standards, and is currently assessing the impact that these standards will have on the Company's Financial Statements.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

3.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	July 31, 2016	July 31, 2015
Current:
Sales tax receivable	$4,525	$3,300
Prepaid insurance	2,244	6,040
Estimated British Columbia Mineral Exploration Tax Credit recoverable	–	7,079
Total	$6,769	$16,419

4.	MINERAL PROPERTY INTERESTS

	July 31, 2016	July 31,2015
Galaxie Project (note 4(a))	$–	$1
Angel's Camp royalty (note 4(c))	1	1
Total	$1	$2

(a)	Galaxie Project

In August 2012, Quartz Mountain acquired the Galaxie Project from Finsbury Exploration Ltd. ("Finsbury"), a related party with several directors in common with the Company, by:

•	issuing 2,038,111 shares with a fair value of $672,577 to Finsbury,

•

issuing 1,000,000 shares with a fair value of $330,000 to Bearclaw Capital Corp. ("Bearclaw"), a party with whom Finsbury had a property purchase agreement at the time in respect of the Gnat Pass Property (“Gnat Property”), which constituted a part of the Galaxie Project.

•	making a cash payment of $50,000 to Bearclaw, and

•	issuing a $650,000 convertible debenture (the "Debenture") (note 7) to Bearclaw.

Upon acquisition of the Galaxie Project, the Company recorded the aggregate purchase price as mineral property interest in its consolidated statements of financial position. At July 31, 2015, due to uncertainty in the capital markets prevailing at the time, the Company wrote down its mineral property interest in the Galaxie Project by $891,626 to a nominal value of $1.

During the current year, pursuant to a debt settlement agreement (note 7), the Company transferred its mineral property interest in the Gnat Property to Bearclaw Capital Corp, a private company from which the Company acquired the Gnat Property in exchange for, among other considerations, its convertible debenture.

After the reporting period, the Company let all other mineral claims in the Galaxie Project lapse and the nominal value of $1 has been written off in these financial statements.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	ZNT Project

At July 31, 2016, the Company held a 100% interest in the ZNT property located in central British Columbia, some 15 kilometres southeast of the town of Smithers, British Columbia. The property was staked by Quartz Mountain in 2012.

After the reporting period, the Company let all other mineral claims in the ZNT Project lapse.

(c)	Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon.

The royalty has been recorded at a nominal amount of $1.

5.	CAPITAL AND RESERVES

(a)	Authorized share capital

At July 31, 2016, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

(b)	Equity-settled share-based payments

The Company has a share purchase option plan (the “Plan”) approved by the Company's shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The Plan is based on the maximum number of eligible shares equaling 10% of the Company's outstanding common shares, calculated from time to time.

The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the five day volume weighted average trading price of the Company's shares calculated on the day prior to the grant. Share purchase options may have a maximum term of 1 years (although share purchase options have generally been granted with a term of up to five years) and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. The vesting period for share purchase options is at the discretion of the Board of Directors at the time the options are granted.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

The following summarizes the changes in the Company's share purchase options:

Number of options with an exercise price of $0.45	Year ended July 31
	2016	2015	2014
Options outstanding at beginning of year	828,000	1,587,000	1,705,800
Forfeited during the year	(60,000)	(36,900)	(118,800)
Expired during the year	–	(722,100)	–
Options outstanding and exercisable at the end of year	768,000	828,000	1,587,000

The weighted average contractual remaining life of the share purchase options outstanding and exercisable at July 31, 2016 was 0.47 years (July 31, 2015 – 1.47 years, July 31, 2014 – 1.5 years).

6.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	Year ended July 31
	2016	2015
Amounts payable	$1,107	$4,062

7.	CONVERTIBLE DEBENTURE

	2016	2015	2014
Balance at the beginning of the year	$500,000	$600,000	$600,000
Repayment during year	(28,355)	(100,000)	–
Fair value of common shares issued for the settlement of the Debenture	(40,000)	–	–
Debt extinguishment	(431,645)	–	–
Balance at the end of the year	$–	$500,000	$600,000

Current portion	–	$50,000	$600,000
Non-current portion	–	450,000	–
	$–	$500,000	$600,000

Pursuant to the purchase of the Gnat Property (note 4(a)) in fiscal year 2013, the Company issued an unsecured $650,000 convertible debenture (the "Debenture") with an original maturity date of October 31, 2013, to the vendor, Bearclaw Capital Corp. (“Bearclaw”), as part of the purchase price. From inception to October 1, 2014, a series of amendments to the Debenture agreement were made, and principal payments totalling $100,000 had been paid.

Effective October 1, 2014, the Company and Bearclaw amended (the “Amendment”) the terms of the Debenture pursuant to which the Company agreed to make payments on the remaining balance of $550,000 (the “Principal Sum”) in equal annual installments of $50,000, commencing on January 31, 2015 (completed) and thereafter on or before January 31 of each subsequent year until the Principal Sum is fully repaid. Effective October 1, 2014, the principal amount outstanding was subject to interest at 7.5% per annum, payable quarterly in arrears.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

In January 2016, the Company reached an agreement with Bearclaw Capital Corp. whereby Bearclaw forgave a convertible debenture with an amount owing of $500,000 in exchange of the following consideration:

a)	a cash payment of $29,793 (including accrued interest of $1,438);
b)	2 million of the Company’s common shares with fair value of $40,000; and
c)	the transfer of the Gnat Property

resulting in a gain on settlement of debenture in the amount of $431,645.

8.	FLOW-THROUGH SHARE PREMIUM LIABILITY

Pursuant to a private placement of flow-through shares during calendar year 2013, the Company was obligated to spend the proceeds on eligible Canadian Exploration Expenses ("CEE") (as defined in the Income Tax Act) prior to December 31, 2013 and to renounce them to the investors. Accordingly, a flow-through share premium liability was recognized and drawn down to $nil as these CEE expenditures were incurred.

9.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The Company compensated key management personnel as follows:

	Year ended July 31
	2016	2015	2014
Short-term employee benefits, including salaries and directors fees	$94,000	$160,000	$169,000

Short-term employee benefits include salaries, director’s fees and amounts paid to HDSI (note 9(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company.

(b)	Entities with Significant Influence over the Company

The Company's management believes that Hunter Dickinson Services Inc. ("HDSI"), a private entity, has the power to participate in the financial or operating policies of the Company. Scott Cousens, Robert Dickinson, and Ronald Thiessen, are directors of both the Company and HDSI. Michael Lee and Trevor Thomas are officers of the Company and are employees of HDSI.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Pursuant to a management agreement between the Company and HDSI, dated July 2, 2010, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI. These services are provided based on annually set rates. HDSI also incurs third party costs on behalf of the Company on full-cost recovery basis.

Transactions with HDSI parties were as follows:

	Year ended July 31
	2016	2015	2014
HDSI: Services received based on management services agreement	$171,000	$252,000	$511,000
HDSI: Reimbursement of third party expenses paid	42,000	70,000	24,000

Outstanding balances were as follows:

	July 31, 2016	July 31, 2015
Balance payable to HDSI	$3,178,443	$2,973,276

In January 2016, the Company and HDSI reached an agreement whereby HDSI agreed to forgive the balance due to HDSI in the net amount of $3,086,089 if the Company completes the following:

•	make a cash payment of $180,207 to HDSI; and
•	issue 6 million shares to HDSI.

Completion of the settlement agreement with HDSI has been deferred and will occur at a mutually agreed date.

10.	OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

11.	TAXATION

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

As at July 31, 2016, the Company had unused non-capital loss carry forwards of approximately $5,222,000 (2015 – $5,279,000) in Canada and $48,000 (2015 – $48,000) in the United States.

The Company had approximately $4,358,000 (2015 – $4,347,000) of resource tax pools available, which may be used to shelter certain resource income.

Reconciliation of effective tax rate:

Year ended July 31	2016	2015	2014
Income (loss) for the year	$92,549	$(1,410,322)	$(865,427)
Income tax expense	–	–	–
Income (loss) excluding income tax	$92,549	$(1,410,322)	$(865,427)

Income tax expense (recovery) using the Company's domestic tax rate	$24,000	$(367,000)	$(225,000)
Non-deductible (deductible) expenses and other	(2,000)	31,000	147,000
Change in deferred tax rates	–	(2,000)	–
Differences in statutory tax rates	–	(1,000)	(2,000)
Changes in unrecognized temporary differences	(22,000)	339,000	80,000
	$–	$–	$–

The Company's domestic tax rate during the year ended July 31, 2016 was 26% (2015 – 26%; 2014 – 26%) and the effective tax rate was nil (2015 – nil; 2014 – nil).

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

As at July 31, 2016, the Company had the following balances in respect of which no deferred tax assets had been recognized:

		Resource	Equipment
Expiry:	Tax losses	pools	and other
Within one year	$–	$–	$–
One to five years	48,000	–	5,000
After five years	5,222,000	–	82,000
No expiry date	–	4,334,000	114,000
	$5,270,000	$4,334,000	$201,000

12.	FINANCIAL INSTRUMENTS

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quotes prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying value of cash and cash equivalents, receivables, amounts payable and accrued liabilities, convertible debenture and due to related party approximates fair value due to the short term nature of the financial instruments. Cash and cash equivalents is classified as fair value through profit or loss and measured at fair value using level 1 inputs.

Convertible debt is measured at amortized cost. Fair value of long-term debt is estimated using discounted cash flow analysis based on the borrowing rate for similar borrowing arrangements. The fair value of the Company’s loan approximates its carrying value as the interest rate is comparable to similar borrowing arrangements.

13.	FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

(a)	Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash and cash equivalents with high-credit quality financial institutions in business and savings accounts.

The carrying value of the Company's cash and cash equivalents and amounts receivable represent the maximum exposure to credit risk.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operation, if any, and the Company's holdings of cash and cash equivalents.

The following obligations existed at July 31, 2016:

		Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities (note 6)	$1,107	$1,107	$–	$–
Due to related parties (note 9)	3,178,443	3,178,443	–	–
Total	$3,179,550	$3,179,550	$–	$–

The following obligations existed at July 31, 2015:

		Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities (note 6)	$4,062	$4,062	$–	$–
Convertible debenture (note 7)	500,000	50,000	450,000	–
Due to related parties (note 9)	2,973,276	2,973,276	–	–
Total	$3,477,338	$3,027,338	$450,000	$–

(c)	Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on cash and cash equivalents. The Company’s practice has been to invest cash at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any guaranteed bank investment certificates included in cash and cash equivalents as they are generally held with large financial institutions.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2016, 2015, and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

The Company from time to time has debt instruments and is therefore exposed to risk in the event of interest rate fluctuations. The Company has not entered into any interest rate swaps or other financial arrangements that mitigate the exposure to interest rate fluctuations.

(d)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(e)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' deficiency as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended July 31, 2016.

The Company is not subject to any externally imposed equity requirements.